Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

December 23, 2021

Attention:             Nudrat Salik

Terence O’Brien

Re: Natera, Inc.

Form 10-K for the Year Ended December 31, 2020

Form 10-Q for the Period Ended September 30, 2021

Response filed November 12, 2021

Response filed December 8, 2021

File No. 001-37478

Ladies and Gentlemen:

Reference is made to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, December 17, 2021 (the “Comment Letter”), with respect to the Annual Report on Form 10-K for the year ended December 31, 2020 (the “2020 Form 10-K”) and to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 (the “Form 10-Q”) of Natera, Inc. (the “Company”). In this letter, we have recited the comment from the Staff in italicized type and have followed the comment with the Company’s response. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the 2020 Form 10-K or the Form 10-Q.

Staff Comment No. 1

Form 10-Q for the Period Ended September 30, 2021

Note 2. Summary of Significant Accounting Policies Liquidity Matters, page 11

1. We note your response to comment 1. We note that certain selling shareholders became your employees as part of the September 2021 asset acquisition transaction. Please expand your disclosures to provide additional insight regarding the specific assets and activities acquired aside from in-process research and development.

Please also tell us what consideration was given to these employees as well as any additional assets and activities acquired in determining that it was appropriate to use the screen test and correspondingly that substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset. Refer to ASC 805-10-55-5A through 55-5C.

Company Response to Comment No. 1

The Company respectfully advises the Staff that it considered ASC 805-10-55-5A through 5C. ASC 805-10-55-5A states, in relevant part: “If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the set is not considered a business.” ASC 805-10-55-5B states, in relevant part: “A single identifiable asset includes any individual asset or group of assets that could be recognized and measured as a single identifiable asset in a business combination.” ASC 805-10-55-5C states, in relevant part: “A group of similar assets includes multiple assets identified in accordance with paragraph 805-10-55-5B. When evaluating whether the assets are similar, an entity should consider the nature of each single identifiable asset and the risks associated with managing and creating outputs from the assets (that is, the risk characteristics)”. Accordingly, the Company first evaluated whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets (Step 1). Because that threshold is met, the Company concluded that the set of assets and activities is not a business. If that threshold were not met, the Company would then evaluate whether the set meets the definition of a business (Step 2).

As part of Step 1 of such analysis, the acquired entity consists of: (i) a single in-process research and development asset (“IPR&D”) (link molecule technology under development); (ii) insignificant deposits relating to lease agreement; and (iii) only 5 employees, 4 of whom were also shareholders of the acquired entity. Therefore, qualitatively substantially all of the fair value of the gross assets acquired is concentrated in the single IPR&D. While the guidance does not require a quantitative evaluation, the Company also performed a quantitative analysis to corroborate this conclusion. The quantitative analysis also indicates that substantially all of the fair value (more than 95%) of the gross assets acquired is concentrated in a single identifiable IPR&D. The estimated fair value of lease deposits and the acquired workforce of 5 employees is not significant. As such, the set of assets acquired does not meet the definition of a business pursuant to the “screen test” guidance under ASC 805-10-55-5A through 5C, because substantially all fair market value of the gross assets acquired is concentrated in a single identifiable asset.

The Company acknowledges the Staff’s request for expanded disclosure and will accordingly expand its disclosures in its Annual Report on Form 10-K for the year ending December 31, 2021 as follows (please refer to underlined sentences responsive to the Staff’s comment):

“On September 10, 2021, the Company entered into an agreement with a third party for an asset acquisition where the acquired asset was in-process research and development primarily in exchange for an equity consideration payment. In addition, pursuant to the agreement, certain employees of the third party became employees of the Company. The third party was a biotechnology company focused on oncology. The total upfront acquisition consideration amounts to $35.6 million composed of the issuance of 276,346 shares of the Company's common stock with a fair value of $30.9 million, approximately $3.9 million of cash consideration, assumed net liabilities of $0.2 million, as well as $0.6 million of acquisition related legal and accounting costs directly attributable to the acquisition of the asset. The Company accounted for the transaction as an asset acquisition as substantially all of the estimated fair value of the gross assets acquired was concentrated in a single identified in-process research and development asset (“IPR&D”) thus satisfying the requirements of the screen test in ASU 2017-01. The estimated fair value of the acquired workforce was not significant. The Company concluded the acquired IPR&D has no alternative-future use and accordingly expensed approximately $35.6 million, on the day the transaction closed as research and development expense, which is reflected in its condensed consolidated statement of operations.

Further, additional consideration aggregating up to approximately $35 million may be paid in an estimated 269,547 of additional shares, consistent with the registration statement filed with the SEC on September 10, 2021, that are potentially issuable to legacy shareholders of this third party upon the achievement of defined milestones relating to product development, commercial launch and continued employment of certain selling shareholders, each of which will be revalued at each reporting date and amount of compensation expense will be adjusted accordingly. The Company assessed these milestones as probable as of September 30, 2021. As achievement of all milestones is contingent upon the continued employment of certain selling shareholders, the Company accounted for the consideration related to all of the milestones as compensation expenses and recognized these expenses ratably over the estimated performance period of 24 months, to approximately August 2023.”

Please contact the undersigned, Mike Brophy, CFO at (415) 629-5023 or mbrophy@natera.com or Olesya Anisimova, Senior Vice President, Financial Controller at (650) 274-5444 or oanisimova@natera.com if you have any questions with respect to this response.

Very truly yours,

Mike Brophy

Chief Financial Officer

cc: Daniel Rabinowitz, Esq., Chief Legal Officer